

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Via U.S. Mail

Mr. Richard N. Burger
Chief Financial Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

> **Re: Technology Research Corporation**
> **Schedule TO-T**
> **Filed on April 12, 2011**
> **File No. 005-39762**

Dear Mr. Burger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1.   Please amend your schedule to provide the signature of Clearwater Acquisition I, Inc.

Offer to Purchase

Acceptance for Payment and Payment for Shares, page 9

2.   We note that you reserve the right to transfer or assign the right to purchase the shares tendered in the offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer.

Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Withdrawal Rights, page 12

3. You state that your determinations as to the form and validity of withdrawals will be final and binding. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction. Similar language appears elsewhere in your offering documents.

Certain Information Concerning the Purchaser and Coleman, page 20

4. Please make the statements required by Item 1003(c)(3) and (4) with respect to the Purchaser and Coleman.

Source and Amount of Funds, page 21

5. Please provide the disclosure required by Item 1007(d) and Item 1016(b) with respect to your credit facility.

Representations and Warranties, page 32

6. We note your disclosure that the representations and warranties set forth in the merger agreement were made solely for purposes of that agreement and solely for the benefit of the contracting parties, and that investors are not third-party beneficiaries under the agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties. Please revise to remove any potential implication that the agreement does not constitute public disclosure under the federal securities laws.

7. We note your disclosure that information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in subsequent public disclosure. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the offer to purchase not misleading.

Miscellaneous, page 40

8. You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to

rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34 58597 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (312) 558-5700
        James J. Junewicz, Esq.
        Winston & Strawn LLP